MILLENNIUM ENERGY CORP.
2820 W. Charleston Blvd.
Las Vegas, NV 89102

November 5, 2008

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention:                     Mr. Craig H. Arakawa, Division of Corporate Finance

Dear Mr. Arakawa:

Re:	Millennium Energy Corp. (the "Company") Company Acknowledgements

In connection with our filing of our amended Form 10-KSB for the fiscal year ended December 31, 2007 via EDGAR on November 5, 2008, we acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

MILLENNIUM ENERGY CORP.

Per:	/s/ Jana Whitlock
Jana Whitlock President & CEO